SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

Cresud S.A.C.I.F. and A

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Hipolito Yrigoyen 440, 3rd Floor, (1001)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F ☒                Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated on May 2, 2003 filed by Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated May 2, 2003, the Company reported the sale of the farms “Los Maizales” and “San Luis”. The price for the sale of “Los Maizales”, a 617 hectare farm, was U$S 1,854,000. This operation produced a profit of $5,154,073. The price for the sale of “San Luis”, a 706 hectare farm, was U$S 2,183,690. This operation produced a profit of $545,320.

The Company reported that the amounts received as a result of those operations would be invested in the purchase of an 8,360 hectare farm located in Trenel, Province of La Pampa, Argentina. The price agreed for this operation was U$S 9,250,000.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

        CRESUD S.A.C.I.F. and A

By:   /S/    Saúl Zang

        Name: Saúl Zang

        Title: Second Vice Chairman of the Board of Directors

Dated: May 5, 2003